Exhibit 99.1

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS When May 2, 2019 3:30 p.m. (Calgary time) Where The Metropolitan Conference Centre 333 – 4th Avenue S.W. Calgary, Alberta Voting your Common Shares Holders of common shares (“Shareholders”) of AltaGas Ltd. (“AltaGas”) of record at the close of business on March 21, 2019 (the “Record Date”) will receive notice of, and be entitled to attend and vote at, the annual and special meeting of Shareholders to be held on May 2, 2019 (the “Meeting”) or any adjournment(s) thereof. The attached Management Information Circular of AltaGas, dated March 21, 2019 (the “Circular”), provides information relating to the matters to be brought before the Meeting, as well as other important annual disclosure and includes voting instructions. If you have any questions with respect to voting your common shares (“Shares”) after reviewing the Circular, please contact AltaGas’ proxy solicitation agent, Laurel Hill Advisory Group, toll-free in North America at 1-877-452-7184 or, for banks, brokers, collect calls or calls from outside North America, at 416-304-0211or by email at assistance@laurelhill.com. BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS LTD. Shaheen Amirali Vice President and Corporate Secretary Calgary, Alberta March 21, 2019 Your Vote is Important! Please submit your vote well in advance of the proxy deposit deadline of 3:30 p.m. (Calgary time) on Tuesday, April 30, 2019. AltaGas Ltd. – 2019 Management Information Circular Items of business At the Meeting, Shareholders will be asked to: 1. receive the consolidated financial statements for the year ended December 31, 2018 and the auditors’ report thereon; 2. vote on appointing the auditors and authorizing the directors to set their remuneration; 3. vote on electing directors for the ensuing year; 4. vote on the non-binding advisory resolution to accept AltaGas’ approach to executive compensation; 5. vote on approving unallocated options under AltaGas’ option plan; 6. vote on a special resolution to reduce the stated capital of AltaGas’ common shares; and 7. consider such other business as may properly be brought before the Meeting or any adjournments(s) thereof.